Press Release
[Graphic omitted] Ahold
                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  January 13, 2004
                                 For more information:  +31 75 659 57 20

Ahold appeals to shareholders

Zaandam, The Netherlands, January 13, 2004 -- Ahold today appealed to the Association of Dutch Stockholders to discontinue the claims it has announced against Ahold. These claims are not in the interests of shareholders.

Ahold has issued this appeal in an open letter. This letter has been published today in several Dutch national newspapers. This letter has also been published today on Ahold's website in English, so that non-Dutch speaking shareholders can be informed about Ahold's appeal. Ahold's website can be found at: www.ahold.com.

Ahold Corporate Communications: +31.75.659.57.20








                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302